  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ADAMAS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SUPERNUS REEF, INC.

(Offeror)

A Wholly Owned Subsidiary of

SUPERNUS PHARMACEUTICALS, INC.

(Parent of Offeror)

Common Stock par value $0.001 per share

(Title of Class of Securities)

00548A106

(CUSIP Number of Class of Securities)

Timothy C. Dec

Senior Vice President and Chief Financial Officer

Supernus Pharmaceuticals, Inc.

9715 Key West Ave

Rockville, Maryland 20850

Telephone: (301) 838-2500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark I. Gruhin, Esq.

George A. Naya, Esq.

Saul Ewing Arnstein & Lehr LLP

1919 Pennsylvania Avenue NW, Suite 550

Washington, DC 20006

Telephone: (202) 333-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$394,349,917	$36,557

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) an amount equal to the product of (i) $7.9875, the average of the high and low sales prices per share of Adamas Pharmaceuticals, Inc. (“Adamas”) common stock, par value $0.001 per share (each such share, a “Share”), on October 20, 2021, as reported by NASDAQ, and (ii) 50,859,663 Shares, which consist of (A) 48,313,273 Shares outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to an Adamas equity incentive plan, program or arrangement) and (B) 2,546,390 Shares issuable pursuant to outstanding options with an exercise price less than $8.10 (the “Closing Amount”), less (b) an amount equal to the product of (i) 2,546,390 Shares issuable pursuant to outstanding options with an exercise price less than the Closing Amount and (ii) the weighted average exercise price for such options of $4.67 per Share. The calculation of the filing fee is based on information provided by Adamas as of October 20, 2021.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction value by 0.00009270.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,557	Filing Party: Supernus Reef, Inc.
Supernus Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 25, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by (a) Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), and (b) Supernus. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas”), in exchange for (a) $8.10 per Share, in cash, without interest and less any applicable withholding taxes, plus (b) two non-transferable and non-tradable contingent value rights per Share, each of which represents the contractual right to receive a contingent payments of $0.50, in cash, without interest and less any applicable withholding taxes, which amount will become payable, if at all, if specified milestones are achieved prior to December 31, 2024 and December 31, 2025, as applicable, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2021, a copy of which is attached as Exhibit (a)(1)(A) (the “Offer to Purchase”) and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective November 22, 2021 at 11:59 p.m. Eastern Time.”

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding a new paragraph at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase to read as follows:

“The waiting period applicable to the Offer under the HSR Act expired effective November 22, 2021 at 11:59 p.m. Eastern Time. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.
(a)(5)(C)	Press Release issued by Supernus on November 23, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

Supernus Reef, Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President, Treasurer and Secretary

Supernus Pharmaceuticals, Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.

(a)(1)(A)*	Offer to Purchase, dated October 25, 2021.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on October 25, 2021.

(a)(2)(A)*	Schedule 14D-9, dated October 25, 2021.

(a)(5)(A)*	Joint Press Release issued by Supernus and Adamas on October 11, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Supernus on October 12, 2021).

(a)(5)(B)*	Investor Presentation issued by Supernus on October 11, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Supernus on October 12, 2021).

(a)(5)(C)	Press Release issued by Supernus on November 23, 2021.**

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated October 10, 2021, by and among Supernus Pharmaceuticals, Inc., Supernus Reef, Inc. and Adamas Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adamas on October 12, 2021 (File No. 001-36399)).

(d)(2)*	Form of Contingent Value Rights Agreement.

(d)(3)*	Mutual Non-Disclosure Agreement, dated August 9, 2021, by and among Supernus Pharmaceuticals, Inc. and Adamas Pharmaceuticals, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith